Exhibit 99.3

INVESTOR RIGHTS AGREEMENT

dated September 28, 2020

between

JUST ENERGY GROUP INC.

and

SAGARD CREDIT PARTNERS, LP

and

SAGARD CREDIT PARTNERS (CAYMAN), LP

and

LVS III SPE XV LP

and

TOCU XVII LLC

and

HVS XVI LLC

and

OC II LVS XIV LP

- i -

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT dated September 28, 2020 (this “Agreement”) is made by and between Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP (collectively, the

“Holders”) and Just Energy Group Inc. (the “Company”).

RECITALS

A.	On July 8, 2020, the Holders and the Company entered into a support agreement which was subsequently supplemented by a further agreement on August 26, 2020 (the “Support Agreement”) regarding a recapitalization transaction in respect of the Company.

B.	Pursuant to the Support Agreement, the Holders and the Company wish to enter into this Agreement for the purpose of granting certain rights to the Holders in connection with their beneficial ownership of Common Shares (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Defined Terms

The following capitalized terms used in this Agreement shall have the meanings set forth below:

“Act” means the Canada Business Corporations Act.

“Affiliate” has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions. For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment advisor.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Amended and Restated Term Loan Agreement” means the first amended and restated loan agreement dated as of September 28, 2020, between the Company, the lenders party thereto from time to time and National Bank of Canada, as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Board” means the board of directors of the Company.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario.

“Claim” means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration, including, for greater certainty, any proceeding or investigation by a Governmental Entity.

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Nominees” means, in respect of a meeting of the shareholders of the Company at which directors are to be elected, such individuals presented by management of the Company to its shareholders for election as directors at such meeting, including, for the avoidance of doubt, each of the Holders’ Nominees.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity or applicable stock exchange: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Holders” has the meaning ascribed to such term in the Preamble.

“Holders Group” means, collectively, the Holders and their Affiliates.

“Holders’ Nominee(s)” has the meaning ascribed to such term in Section 2.1(b).

“Law” means any law, statute, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity and any applicable stock exchange rules.

“NYSE” means the New York Stock Exchange.

“Other Entities” means, collectively, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP.

“Parties” means the Holders, the Company and any other person that becomes a Party hereto pursuant to Section 6.6, and a “Party” means any one of them.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Sagard Entities” means, collectively, Sagard Credit Partners, LP and Sagard Credit Partners (Cayman), LP.

“Securities Act” means the Securities Act (Ontario), and any successor to such statute, as it may, from time to time, be amended and in effect.

“Securities Laws” means, collectively, the applicable securities laws of each of the states, provinces and territories of Canada and the United States, and the applicable federal securities laws of the United States, and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or securities regulatory authorities of Canada and the United States and of each their respective states, provinces and territories and all discretionary orders or rulings, if any, of the securities commissions or securities regulatory authorities of Canada or the United States made in connection with the transactions contemplated by the Backstop Agreement (as defined under the Support Agreement) and this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“Subsidiary” has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions.

“TSX” means the Toronto Stock Exchange.

ARTICLE 2

CORPORATE GOVERNANCE

2.1	Board Representation

(a)	As of the date of this Agreement, the Board shall consist of seven directors. The Company and the Board shall not (i) propose or resolve to change the size of the Board to more than seven directors, or (ii) present a slate of Company Nominees to the shareholders of the Company for election to the Board that is greater than seven directors, except in each case where otherwise required by applicable Law, as provided in Section 2.1(g), or with the consent of the Holders.

(b)	The Company covenants and agrees to nominate for election as directors of the Company at any meeting of shareholders at which directors are to be elected the persons designated as follows:

(i)	so long as the Holders Group holds a number of Common Shares equal to less than 20% of the issued and outstanding Common Shares in the capital of the Company (on a non-diluted basis), one individual designated by the Holders in their discretion; and

(ii)	so long as the Holders Group holds a number of Common Shares equal to 20% or more of the issued and outstanding Common Shares in the capital of the Company (on a non-diluted basis), two individuals designated by the Holders in their discretion

(the “Holders’ Nominee(s)”). The number of Holders’ Nominees provided for above shall be proportionately increased if the number of directors on the Board is increased to more than seven (7), provided that no such increase shall occur unless the Holders would be entitled to appoint at least one additional director on a proportional basis (rounded down to the nearest whole number).

(c)	From and after the date of this Agreement, the Company shall provide the Holders with at least 60 days’ prior written notice of the scheduled date of mailing of the management information circular of the Company in which nominees for election as directors will be named (the “Scheduled Mailing Date”).

(d)	From and after the date of this Agreement, at least 45 days before the Scheduled Mailing Date, the Holders shall deliver a written notice to the Board, designating the Holders’ Nominee(s). If the Holders do not provide the aforementioned written notice within the time set forth in this Section 2.1(d), the Holders shall be deemed to have designated the incumbent Holders’ Nominee(s) for nomination for election at the relevant meeting of shareholders. For purposes of this Article 2, Stephen Schaefer and Tony Horton shall be deemed the incumbent Holders’ Nominees as of the date of this Agreement and James Bell shall be deemed the incumbent nominee of the Holders pursuant to the Amended and Restated Term Loan Agreement. For greater certainty, the Holders may elect (by written notice to the Company) to designate a lesser number of Holders’ Nominees than they are entitled to designate hereunder or to designate none at all. The Company consents to the sharing of information about the Company by any Holders’ Nominee serving as director of the Company with the Holders subject to the Holders entering into a confidentiality agreement with the Company on customary terms (for greater certainty, excluding any standstill or disposition restrictions), each acting reasonably.

(e)	The Company covenants and agrees to nominate each Holders’ Nominee for election as a director of the Company at any meeting of shareholders at which directors are to be elected, provided that such Holders’ Nominee: (i) provides an undated irrevocable resignation and dated letter of authority authorizing the Company to date and accept such resignation pursuant to Sections 2.1(i) and 2.1(j); (ii) meets the qualifications prescribed by the Act, the rules of the TSX, the NYSE and other applicable Laws; (iii) provides such consents, acknowledgments and information as may be reasonably required by the Company of its nominees for election to the Board; and (iv) agrees, in writing, to comply with all policies, codes, rules, procedures and guidelines applicable to directors of the Company. Notwithstanding the foregoing, the Holders’ Nominees need not be independent of the Company within the meaning of any Securities Laws or stock exchange rules.

(f)	The Company shall (i) include the Holders’ Nominees in the notice of meeting, the management information circular, proxy statement and form of proxy relating to the applicable shareholder meeting as nominees of management, and (ii) solicit proxies from shareholders of the Company in favour of the election of the Holders’ Nominee(s) in a manner no less favourable than the manner in which the Company supports other Company Nominees for election at any such meeting.

(g)	In the event that any Holders’ Nominee ceases to serve as a director of the Company for any reason, including the death, disability, resignation, removal or failure of a Holders’ Nominee to be elected at a meeting of shareholders, the Holders Group may deliver a written notice to the Board, designating its replacement Holders’ Nominee, and the Company shall cause the Board to appoint as soon as practicable (and in any event within 30 days of receiving such written notice) such replacement Holders’ Nominee to fill the vacancy caused thereby or to increase the size of the Board to accommodate any such additional director, provided that the Holders shall not be entitled to designate such replacement Holders’ Nominee pursuant to this Section 2.1(g) if so doing would result in the number of Holders’ Nominees then designated exceeding the number of Holders’ Nominees which the Holders are then entitled to designate pursuant to Section 2.1(b).

(h)	The Company shall obtain and maintain in force a directors’ and officers’ insurance policy, with coverage and on terms customary (or better) for public companies of similar size and circumstances and otherwise acceptable to the Board. The Company will enter into customary indemnification agreements with any directors nominated pursuant to this Agreement.

(i)	If the Holders Group has a Holders’ Nominee serving on the Board pursuant to Section 2.1(b)(ii), it shall, within five Business Days of the Holders Group ceasing to hold a number of Common Shares equal to at least 20% of the issued and outstanding Common Shares in the capital of the Company (on a non-diluted basis), deliver a written notice to the Board, designating the Holders’ Nominee it wishes to cease acting as Holders’ Nominee pursuant to this Agreement and, unless otherwise determined by a vote of a majority of the remaining members of the Board, such Holders’ Nominee shall immediately resign from the Board and his or her irrevocable resignation delivered in accordance with Section 2.1(e) shall be dated as of such date. If the Holders Group fails to deliver the aforementioned written notice within five Business Days, the Board may, by a vote of a majority of the directors (excluding the Holders’ Nominee(s)), elect to accept the resignation of a Holders’ Nominee by dating his or her irrevocable resignation delivered in accordance with Section 2.1(e) as of such date. Notwithstanding the foregoing, nothing in this Section 2.1(i) shall cause the number of Holders’ Nominees serving as directors of the Company to be fewer than the number of Holders’ Nominees which the Holders are then entitled to designate pursuant to Section 2.1(b).

(j)	Upon the termination of this Agreement pursuant to Section 5.1, unless otherwise determined by a vote of a majority of the remaining members of the Board, the Holders’ Nominee(s) shall immediately resign from the Board and the irrevocable resignation delivered in accordance with Section 2.1(e) shall be dated as of such date.

(k)	The Chief Executive Officer of the Company shall not serve as the Chair of the Board.

ARTICLE 3

REGISTRATION RIGHTS

3.1	Registration Rights

The registration rights set out in Schedule A shall be applicable to and available for exercise by (a) the Holder Group collectively while it beneficially owns, controls or directs, directly or indirectly, in the aggregate, at least 10% of the then outstanding Common Shares (on a non-diluted basis), (b) any Holder which beneficially owns, controls or directs, directly or indirectly, in the aggregate, at least 10% of the then-outstanding Common Shares (on a non-diluted basis) and (c) any Holder that determines, acting reasonably, that such Holder is a “control person” individually or with other Holders within the meaning of section 1(1) of the Securities Act or an “affiliate” within the meaning of Rule 405 under the U.S. Securities Act (each such Holder, a “Holder”).

ARTICLE 4

ACKNOWLEDGEMENTS

4.1	Acknowledgements

Each Holder hereby acknowledges that it is aware that, subject to various exceptions, applicable Canadian Securities Laws prohibit any Person who has material non-public information concerning the Company or a proposed transaction involving the Company, that has been obtained directly or indirectly from an insider of the Company, from purchasing or selling securities of the Company or from communicating such information to any other Person, or advising any other Person to purchase or sell securities of the Company.

ARTICLE 5

TERMINATION; SURVIVAL

5.1	Termination

Subject to Section 5.2, the term of this Agreement shall commence on the date hereof and shall continue in force until the earliest to occur of:

(a)	the date on which the Holders Group (together with any permitted transferees of the Holders pursuant to Section 6.6(a)) no longer holds a number of Common Shares equal to at least 10% of the issued and outstanding Common Shares in the capital of the Company (on a non-diluted basis); and

(b)	the date on which this Agreement is terminated by the mutual consent of the Parties.

5.2	Survival

Notwithstanding Section 5.1 of this Agreement, this Section 5.2, Article 6 and the indemnification provided for under Article 3 of Schedule A shall survive the expiration or other termination of this Agreement and shall remain in full force and effect.

ARTICLE 6

GENERAL PROVISIONS

6.1	Governing Law

This Agreement shall be governed by, construed and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein (excluding any conflict of Laws rule or principle which might refer such construction to the Laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

6.2	Notices

All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by internationally- recognized overnight courier or email. All notices, requests, consents or other communications required or permitted hereunder shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by email if sent during normal business hours of the recipient, if not, then on the next Business Day of the recipient; or (c) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Any Party may change the address to which notice or other communications should be given to such Party by providing written notice to the other Parties hereto of such change. The address and email for each of the Parties shall be as follows:

if to the Company at:

with a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario

M5X 1B8

Attention: Marc Wasserman & Michael De Lellis

Email: mwasserman@osler.com; mdelellis@osler.com

if to one or more of the Holders at:

The address set forth for each applicable Holder on its signature page to the Support Agreement, with a required copy (which shall not be deemed notice) to:

Torys LLP

79 Wellington St., 30th Floor

Toronto, Ontario

M5K 1N2

Attention: Tony DeMarinis

Email: tdemarinis@torys.com

6.3	Expenses

Except as otherwise specifically provided in this Agreement, each Party shall bear any costs and expenses incurred in connection with exercising its rights and performing its obligations under this Agreement.

6.4	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated herein are consummated as originally contemplated to the greatest extent possible.

6.5	Entire Agreement

This Agreement (including Schedule A hereto), the Amended and Restated Term Loan Agreement and the Support Agreement constitute the entire agreement and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided, however, that this Agreement does not alter or supersede any confidentiality or non- disclosure agreement between the Company and any of the Holders and/or their advisors.

6.6	Assignment; No Third-Party Beneficiaries

(a)	Any member of the Holders Group may assign its rights under this Agreement (but only with all related obligations) in connection with a transfer of Common Shares held by it to any Affiliate or any other member of the Holders Group or their Affiliates, provided, however, that (i) such transferor must remain party hereto in respect of any Common Shares, as applicable, remaining held by it and (ii) the transferee to which the assignment is being made has delivered to the Company a written acknowledgment and agreement in form and substance reasonably satisfactory to the Company that such transferee will be bound by, and will be a party to, this Agreement. Except as aforesaid, this Agreement shall not be assigned by (x) any Holder, or any transferee of such Holder to whom rights were assigned pursuant to this Section 6.6(a), without the prior written consent of the Company or (y) the Company without the prior written consent of the Holders.

(b)	Any member or members of the Holders Group may assign its or their rights under Section 3.1 of this Agreement (but only with all related obligations) in connection with a transfer of Common Shares held by it or them to any third party, provided, however, that (i) such transfer shall represent a transfer of 10% or more of the issued and outstanding Common Shares to a single transferee or a group of transferees acting jointly or in concert; and (ii) eachsuch transferee to which the assignment is being made has delivered to the Company a written acknowledgment and agreement in form and substance reasonably satisfactory to the Company that such transferee will be bound by, and will be a party to, this Agreement. Except as aforesaid, this Agreement shall not be assigned by (x) any Holder, or any transferee of such Holder to whom rights were assigned pursuant to this Section 6.6(b), without the prior written consent of the Company or (y) the Company without the prior written consent of the Holders.

(c)	Except as provided in Article 3 of Schedule A with respect to indemnification, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties. Any provision of this Agreement may be waived if, and only if, such waiver is in writing (which may include e-mail) by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial waiver or exercise thereof preclude any other or further exercise.

6.8	Injunctive Relief

It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement and each non-breaching Party shall be entitled, in addition to any other remedy that may be available under applicable Law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations.

6.9	Rules of Construction

Interpretation of this Agreement shall be governed by the following rules of construction: (a) the headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement; (b) unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders; (c) any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Company and the Holders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence; (d) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs and Schedules to this Agreement unless otherwise specified; (e) the word “including” and words of similar import shall mean “including, without limitation,”; (f) provisions shall apply, when appropriate, to successive events and transactions; (g) a reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule; and (h) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

6.10	Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.11	Public Disclosure

The Company shall provide prior notice to the Holders of any public disclosure that it proposes to make in respect of the terms and conditions of this Agreement, together with a draft copy of such disclosure as it pertains to this Agreement and shall reflect any reasonable comments provided by the Holders or their counsel on such disclosure; provided that, the Company shall only be required to provide such notice in relation to the initial disclosure of any such information or any changes (other than changes relating to form or presentation) to such disclosure, and provided further that the Company shall not in any public announcement specifically name any Holder. Notwithstanding the foregoing, nothing herein shall prevent a party from making public disclosure in respect of this Agreement to the extent required by applicable Law.

6.12	Separate Obligations; Matters Related to the Holders

(a)	Each of the Sagard Entities and the Other Entities is party to the Support Agreement, the Backstop Agreement and/or the First Amended and Restated Loan Agreement (together with this Agreement collectively, the “Transaction Documents” and, each, a “Transaction Document”) whereby the Sagard Entities and the Other Entities have separately undertaken obligations in connection with the Recapitalization Transaction (as defined in the Support Agreement).

(b)	The Sagard Entities and the Other Entities have not agreed to act together for the purpose of acquiring, holding, voting or disposing of equity or other securities of the Company, and nothing contained herein, and no action taken by any of them pursuant hereto, shall be construed to suggest that the Sagard Entities and the Other Entities and/or their affiliates are a partnership, an association, a joint venture, any other kind of entity or a “group” (as defined in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended) or to create a presumption that the Sagard Entities and the Other Entities are in any way acting in concert or as a group with respect to the matters referred to herein.

(c)	Nothing contained herein or in any other Transaction Document, and no action taken by any Sagard Entity and the Other Entity pursuant hereto or thereto, shall be deemed to constitute the Sagard Entities and the Other Entities as a group, partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Sagard Entities and the Other Entities are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.

6.13	Counterparts

This Agreement may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

COMPANY:

JUST ENERGY GROUP INC.

HOLDERS:

SAGARD CREDIT PARTNERS, LP, by
its general partner, SAGARD CREDIT
PARTNERS GP, INC.

SAGARD CREDIT PARTNERS
(CAYMAN), LP, by its general partner,
SAGARD CREDIT PARTNERS GP, INC.

Investor Rights Agreement

LVS III SPE XV LP
By: LVS III GP LLC, its general partner

TOCU XVII LLC

HVS XVI LLC

OC II LVS XIV LP
By: OC II GP I LLC, its general partner

Investor Rights Agreement

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SCHEDULE A

REGISTRATION RIGHTS

1.	Definitions

For purposes of this Schedule A:

“bought deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions;

“Demand Notice” has the meaning ascribed thereto in Section 2.1(a);

“Demand Registration” has the meaning ascribed thereto in Section 2.1(a);

“Distribution” means a distribution of Common Shares to the public by way of a Prospectus under Securities Laws in one or more of the Qualifying Jurisdictions or a Registration Statement in the United States, excluding any distribution of Common Shares relating to: (a) employee benefit plans, equity incentive plans or dividend reinvestment plans; or (b) the acquisition or merger after the date hereof by the Company or any of its Subsidiaries of or with any other businesses, and the terms “Distribute” and “Distributed” shall have corresponding meanings;

“Holder’s Expenses” has the meaning ascribed thereto in Section 2.4;

“Indemnified Party” has the meaning ascribed thereto in Section 3.3;

“Indemnifying Party” has the meaning ascribed thereto in Section 3.3;

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.2;

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.2;

“Prospectus” means a “preliminary prospectus” and/or a “prospectus” as those terms are used in Securities Laws, including all amendments and supplements thereto, and may also include, at the Company’s election, a base shelf prospectus or shelf prospectus supplement;

“Qualifying Jurisdictions” means, collectively, all of the Provinces and Territories of Canada;

“Registrable Securities” means any Common Shares held by the Holders and their Affiliates. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) such securities have been disposed of to Persons who are not Affiliates of any of the Holders without a corresponding assignment of this Agreement, (ii) such securities have been disposed of pursuant to a Prospectus in Canada and/or a Registration Statement in the United States, and (iii) such securities have ceased to be outstanding;

“Registration Statement” means a registration statement filed with the SEC pursuant to the U.S. Securities Act;

“SEC” means the U.S. Securities and Exchange Commission;

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“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions and the SEC;

“underwriter” has the meaning ascribed to such term in the Securities Act (Ontario), as amended;

“U.S. Prospectus” means the prospectus forming a part of the Registration Statement;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“Valid Business Reason” has the meaning ascribed thereto in Section 2.1(c)(vi).

2.	Registration Rights

2.1	Demand Registration Rights

(a)	Subject to Section 2.1(c), during the term of this Agreement, at any time and from time to time from and after March 28, 2021, the Holder or Holders, as the case may be, of not less than 50% of the Registrable Securities (such Holder or Holders hereinafter referred to in this Schedule A as the “Holder”) may, subject to the limitations of this Article 2, require the Company to file a Prospectus in any or all of the Qualifying Jurisdictions under applicable Securities Laws and/or a Registration Statement under the U.S. Securities Act, at the election of the Holder, and take such other steps as may be necessary to facilitate a secondary offering in one or more of the Qualifying Jurisdictions and/or the United States, at the election of the Holder, of all or any portion of the Registrable Securities held by the Holder (a “Demand Registration”), by giving written notice of such Demand Registration to the Company (the “Demand Notice”).

(b)	The Company shall, subject to the limitations of this Article 2 and applicable Securities Laws, use commercially reasonable efforts to prepare and file an applicable Prospectus under applicable Securities Laws and/or a Registration Statement under the U.S. Securities Act, as the Holder may elect, and to take such other steps as may be necessary in order to effect the Distribution in such of the Qualifying Jurisdictions and/or the United States as have been elected by the Holder of the Registrable Securities of the Holder requested to be included in such Demand Registration. The Parties shall cooperate in a timely manner in connection with any such Distribution and the procedures set forth in Section 2.5 shall apply to such Distribution.

(c)	The Company shall not be obliged to effect a Demand Registration:

(i)	within a period of three months after the date of completion of a previous Demand Registration;

(ii)	unless the Distribution of Registrable Securities would reasonably be expected to result in gross sales proceeds of at least Cdn.$25,000,000;

(iii)	during a regularly scheduled black-out period in which insiders of the Company are restricted from trading in securities of the Company under the insider trading policy or any other applicable policy of the Company, except as may be otherwise agreed by the Company and the underwriters managing such offering, each acting reasonably;

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(iv)	if the Company has announced an offering of Common Shares prior to its receipt of the Demand Notice and has provided the Holders with a Piggy- Back Notice with respect thereto in accordance with the terms of this Agreement;

(v)	if the Company has already effected two (2) Demand Registrations pursuant to Section 2.1(a). For the purposes of this Section 2.1(c)(v), (i) a Demand Registration shall not be considered as having been effected unless all Registrable Securities requested to be sold in the Demand Registration are sold pursuant to a Prospectus in Canada or a Registration Statement in the United States, and for such purpose, if the Holder agrees to sell fewer shares than are originally requested, such Demand Registration shall be considered as having been effected if such fewer number of shares are sold and (ii) a Demand Registration shall be considered as having been effected if (for reasons other than the circumstances contemplated by Section 2.3(c)) the Holder withdraws pursuant to Section 2.3(a) or does not pursue a request for a Demand Registration after: (A) filing a preliminary Prospectus under applicable Securities Laws or a Registration Statement under the U.S. Securities Act, pursuant to which the Registrable Securities are to be Distributed; or (B) the entering into of a binding bought deal letter or an underwriting or agency agreement in connection with the Demand Registration (provided that at such time the Company is in compliance in all material respects with its obligations under this Agreement); or

(vi)	in the event the Board (with the Holders’ Nominees abstaining) reasonably determines in its good faith judgment that the effect of the filing of a Prospectus or a Registration Statement, as applicable, would either: (A) impede the ability of the Company to consummate a pending or proposed material financing, acquisition, corporate reorganization, merger or other material transaction involving the Company or would have a material adverse effect on the business of the Company and its Subsidiaries (taken as a whole); or (B) there exists at the time material non-public information relating to the Company the disclosure of which would be seriously detrimental to the Company (each of (A) and (B) being, a “Valid Business Reason”), then in either case, the Company’s obligations under this Section 2.1 shall be deferred for a period of not more than four months from the date of receipt of the Demand Notice, provided that there shall be no more than one such deferral in any 12-month period.

(d)	A Demand Notice shall:

(i)	specify the number of Registrable Securities that the Holder intends to offer and sell and request that they be qualified for distribution or registered in the Demand Registration;

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(ii)	express the intention of the Holder to offer or cause the offering of such Registrable Securities;

(iii)	describe the nature or methods of the proposed offer and sale thereof, elect the Qualifying Jurisdictions in which such offer will be made and the Prospectus to be filed, and elect whether such offer will be made and the Prospectus and/or Registration Statement is to be filed in Canada only, in the United States or in both countries concurrently;

(iv)	contain the undertaking of the Holder to provide all such information as may be required in order to permit the Company to comply with all Securities Laws; and

(v)	specify whether such offer and sale will be made by an underwritten offering.

(e)	In the case of an underwritten public offering initiated pursuant to this Section 2.1, the managing underwriter or underwriters to effect the Distribution in connection with such Demand Registration will be selected by mutual agreement of the Holders and the Company, each acting reasonably. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(f)	The Company shall be entitled to include Common Shares which are not Registrable Securities in any Demand Registration. Notwithstanding the foregoing, if the managing underwriter or underwriters, acting in good faith, advises the Holder and the Company in writing that, in its or their judgment, the inclusion of the Common Shares to be Distributed by the Company in the Demand Registration should be limited because the number of Common Shares proposed to be distributed may not be sold in an orderly manner within a price range reasonably acceptable to the Holder or is likely to have an adverse effect on the successful marketing of the Distribution, then the maximum number of Common Shares that the managing underwriter advises or managing underwriters advise should be Distributed will be allocated as follows: (i) first, to the number of Registrable Securities of the Holder requested to be included in such Demand Registration; and (ii) second, to the number of Common Shares to be Distributed by the Company, if any, that may be accommodated in such Distribution.

(g)	In the case of an underwritten Demand Registration, the Holder and its representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Holder and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

(h)	The Company will give the Holders and their counsel, accountants and other representatives and the underwriter and/or its advisors participating in any Distribution pursuant to a Prospectus and/or Registration Statement the opportunity to participate in the preparation of the Prospectus and/or Registration Statement, and each amendment thereof or supplement thereto, and will permit the underwriter and/or its advisors such access (at such reasonable times) to the financial records, pertinent corporate documents, material contracts and properties of the Company and its subsidiaries, as shall be reasonably necessary to enable the underwriters to exercise their due diligence responsibility, and cause the directors, officers and employees of the Company and its subsidiaries to supply all information reasonably requested by the Holders and such underwriters or their respective counsel, in order to conduct a reasonable investigation, and subject to customary confidentiality arrangements.

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2.2	Piggy-Back Registration Rights

During the term of this Agreement, if, at any time and from time to time from and after the date hereof, the Company proposes to make a Distribution for its own account, the Company shall, at that time, promptly give the Holders written notice (the “Piggy-Back Notice”) of the proposed Distribution. Upon the written request of the Holder to the Company given within five Business Days after receipt of the Piggy-Back Notice that the Holder wishes to include a specified number of the Registrable Securities in the Distribution (provided that if such proposed Distribution is to be effected as a bought deal, the Company shall have provided notice thereof to the Holders as promptly as practicable in the circumstances, in which case the Holder shall be required to respond in a manner consistent with the time periods typical for transactions of such nature, and in any event prior to the launch or public announcement of such bought deal), the Company will use commercially reasonable efforts to, in conjunction with the proposed Distribution, cause to be qualified or registered, as applicable, in such Distribution the Registrable Securities requested to be qualified or registered, as applicable, by the Holder to be included in the Distribution (a “Piggy- Back Registration”), provided that if the managing underwriter or underwriters of such proposed Distribution, acting in good faith, advise the Company and the Holders in writing that, in its or their judgment, the inclusion of the Registrable Securities requested to be included in the proposed Distribution should be limited because the number of Common Shares proposed to be distributed may not be sold in an orderly manner within a price range reasonably acceptable to the Company or is likely to have an adverse effect on the successful marketing of the Distribution, then the maximum number of Common Shares that the managing underwriter advises or managing underwriters advise should be Distributed will be allocated as follows: (i) first, to the number of Common Shares that the Company proposes to Distribute for its own account; (ii) second, to the number of Registrable Securities requested to be qualified or registered, as applicable, by the Holder, on a pro rata basis, pursuant to this Section 2.2; and (iii) third, to the number of Common Shares requested to be qualified or registered by any other shareholder of the Company, if any, on a pro rata basis, that may be accommodated in such Distribution. The procedures set forth in Section 2.5 shall apply to any exercise of a Piggy-Back Registration right.

2.3	Withdrawal of Registrable Securities

(a)	The Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration or Piggy-Back Registration pursuant to Section 2.1 or Section 2.2 by giving written notice to the Company of its request to withdraw; provided, however, that:

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(i)	such request shall be made in writing prior to the execution of a binding bought deal letter or underwriting agreement with respect to such Distribution; and

(ii)	such withdrawal shall be irrevocable and, after making such withdrawal, the Holder shall no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.

(b)	Provided that the Holder withdraws all of its Registrable Securities from a Demand Registration or a Piggy-Back Registration in accordance with Section 2.3(a) prior to the filing of an applicable Prospectus or a Registration Statement, the Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable. For greater certainty, if the Holder withdraws its request for a Demand Registration following the execution by the Company of a binding bought deal letter or underwriting agreement, such withdrawal will count towards determining whether the Holder has exercised its right to a Demand Registration pursuant to Section 2.1.

(c)	Notwithstanding any other provision of this Agreement, if the Holder withdraws its request for inclusion of its Registrable Securities from a Demand Registration or Piggy-Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company, the Holder shall not be deemed to have participated in or requested such Demand Registration or Piggy- Back Registration.

(d)	Notwithstanding the foregoing, if the Company postpones the filing of a Prospectus or a Registration Statement pursuant to Section 2.1(c)(vi) and if the Holder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request shall be deemed not to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration.

2.4	Expenses

All expenses (other than (a) share transfer taxes, and (b) any underwriters’ discounts, fees or commissions, if any, related to any Registrable Securities which shall be borne by the Holder (collectively, the “Holder’s Expenses”)), incurred in connection with a Demand Registration or Piggy-Back Registration pursuant to Section 2.1 or Section 2.2, as applicable, including, (i) Securities Regulators, SEC, FINRA, and stock exchange registration, listing and filing fees relating to the Registrable Securities, (ii) fees and expenses of compliance with Securities Laws and the U.S. Securities Act, (iii) printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show and marketing activities, (vi) fees and disbursements of counsel to the Company, (vii) reasonable and documented fees and disbursements of one special counsel to the Holder; (viii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Company, (ix) translation expenses, and (x) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities (but excluding the Holder’s Expenses), shall be borne by the Company.

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2.5	Registration Procedures

(a)	In connection with the Demand Registration and Piggy-Back Registration obligations pursuant to Sections 2.1 and 2.2, the Company shall use commercially reasonable efforts to effect the qualification and/or registration, as applicable, for the offer and sale or other disposition or Distribution of Registrable Securities of the Holder in one or more of the Qualifying Jurisdictions and/or the United States, as elected by the Holder, and in furtherance thereof, the Company shall:

(i)	as expeditiously as practicable, prepare and file in the English language and, if required, the French language, with the Securities Regulators an applicable Prospectus and/or with the SEC a Registration Statement, as applicable, and, promptly thereafter, a final Prospectus (if applicable) and all required pre-effective amendments to the Registration Statement under and in compliance with the applicable Securities Laws, relating to the applicable Demand Registration or Piggy-Back Registration, including all exhibits, financial statements and such other related documents required by the Securities Regulators and the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Prospectus to be receipted (if applicable) and/or such Registration Statement to be declared effective by the SEC or otherwise become effective as soon as reasonably practicable;

(ii)	prepare and file with the Securities Regulators and/or the SEC such amendments and supplements to the applicable Prospectus and/or such pre- effective and post-effective amendments to the Registration Statement, and supplements to any Prospectus contained in the Registration Statement, as applicable, as may be necessary to complete the Distribution of all such Registrable Securities and as required under the Securities Act and the U.S. Securities Act or under any applicable provisions of Securities Laws and the U.S. Securities Act;

(iii)	promptly notify the Holder and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Company: (A) when any applicable Prospectus and/or the Registration Statement, as applicable, or any amendment thereto has been filed or been receipted or declared or otherwise become effective, (B) of any request by the Securities Regulators or the SEC for amendments to the applicable Prospectus or the Registration Statement or for additional information; (C) of the issuance by the Securities Regulators or the SEC of any stop order or cease trade order relating to the applicable Prospectus or the Registration Statement or any order preventing or suspending the use of any Prospectus or the Registration Statement or the initiation or threatening of any proceedings for such purposes; and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or registration of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

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(iv)	promptly notify the Holder and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the applicable Prospectus or the Registration Statement: (X) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein not misleading, or not misleading in the light of the circumstances under which they were made; (Y) fails to constitute full, true and plain disclosure of all material facts regarding the Company and the Registrable Securities; or (Z) if for any other reason it shall be necessary to amend or supplement the applicable Prospectus or the Registration Statement in order to comply with Securities Laws or the U.S. Securities Act and, in any case, as promptly as practicable, prepare and file with the Securities Regulators and/or the SEC, as applicable, a supplement or amendment to such Prospectus or the Registration Statement which shall correct such statement or omission or effect such compliance;

(v)	use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company, suspending the use of any applicable Prospectus or the Registration Statement or suspending the qualification or registration of any Registrable Securities covered by such Prospectus or Registration Statement, and to resist the initiation or the threatening of any proceedings for such purposes;

(vi)	furnish to the Holder and each underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of any applicable Prospectus and/or the Registration Statement, as applicable, including financial statements and schedules and all documents incorporated therein by reference, and provide the Holder and its counsel with a reasonable opportunity to review and provide comments to the Company on any applicable Prospectus and/or the Registration Statement and any amendment or supplement thereto;

(vii)	deliver to the Holder and the underwriter or underwriters, if any, without charge, as many commercial copies of any applicable Prospectus and/or the preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of any such applicable Prospectus and/or the preliminary U.S. Prospectus and final U.S. Prospectus, as applicable, or any amendment or supplement thereto by the Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus, Registration Statement or any amendment or supplement thereto) and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

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(viii)	on or prior to the date on which a receipt is issued for an applicable Prospectus by the applicable Securities Regulators, or the date on which the Registration Statement becomes effective, as applicable, use commercially reasonable efforts to qualify, and cooperate with the Holder, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the securities laws of any country other than Canada or the United States as any such Person or underwriter reasonably requests in writing, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(ix)	in connection with any underwritten offering, enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favour of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus and/or the Registration Statement included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing specifically for inclusion therein;

(x)	not withdraw its notice declaring its intention to be qualified to file a short form prospectus as permitted by applicable Securities Laws;

(xi)	use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in any Prospectus and/or the Registration Statement;

(xii)	furnish to the Holder and the managing underwriter or underwriters, if any, and such other Persons as the Holder may reasonably specify, such corporate certificates, satisfactory to the Holder acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holder may reasonably request;

(xiii)	provide and cause to be maintained a transfer agent and registrar for such Common Shares not later than the date a receipt is issued for any final Prospectus by the applicable Securities Regulators, the date an applicable prospectus supplement is first publicly filed or the date that the Registration Statement is declared effective by the SEC and use its commercially reasonable efforts to cause all Common Shares covered by such Prospectus and/or such Registration Statement to be listed or quoted on each securities exchange or automated quotation system on which Common Shares are then listed or quoted;

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(xiv)	use commercially reasonable efforts to make available, to the extent required and for a period not to exceed 5 Business Days, its senior executives for participation in a customary offering marketing process, including investor meetings, conference calls, a “road show” and other marketing efforts and otherwise provide reasonable assistance to the managing underwriter or underwriters, taking into account the requirements of the marketing process, in marketing the Registrable Securities; and

(xv)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Holder under the Agreement.

(b)	The Company may require the Holder to furnish to the Company such information regarding the Distribution of such Registrable Securities, the intended method of disposition thereof, and such other information relating to the Holder and its beneficial ownership of Common Shares as the Company may from time to time reasonably request in writing in order to comply with applicable Securities Laws in each jurisdiction in which a Demand Registration or Piggy-Back Registration is to be effected and the U.S. Securities Act. The Holder agrees to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and applicable Securities Laws and the U.S. Securities Act. The Holder shall promptly notify the Company when the Holder becomes aware of the happening of any event as a result of which, with respect to the Holder and the Registered Securities: (X) any applicable Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made; (Y) any applicable Prospectus fails to contain full, true and plain disclosure of all material facts relating to the Company and the Common Shares; or (Z) if for any other reason it shall be necessary during such time period to amend or supplement any applicable Prospectus or the Registration Statement in order to comply with Securities Laws or the U.S. Securities Act. In addition, the Holder shall, if required under applicable Securities Laws, execute any certificate forming part of any applicable Prospectus required to be filed with the applicable Securities Regulators.

(c)	In connection with any underwritten offering in connection with a Demand Registration or a Piggy-Back Registration, the Holder shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Holder and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favour of the Holder with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus or the Registration Statement included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing specifically for inclusion therein.

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3.	Indemnification

3.1	Indemnification by the Company

In connection with any Demand Registration and/or Piggy-Back Registration, the Company shall indemnify and hold harmless the Holder and its Affiliates and each of their respective directors, officers, employees and agents from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, incurred and (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or Registration Statement, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made, or (ii) arising out of or based upon any failure by the Company to comply with applicable Securities Laws or the U.S. Securities Act; provided that the Company shall not be liable under this Section 3.1 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.1, in respect of the Holder or its Affiliates shall not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Holder for use in the Prospectus or the Registration Statement. The Company shall advance such indemnification amounts to the Holders as incurred. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.1 as a result of such losses shall be returned to the Company if it is finally determined by a court of competent jurisdiction in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

3.2	Indemnification by the Holder

(a)	In connection with any Demand Registration and/or Piggy-Back Registration, the Holder shall indemnify and hold harmless the Company, its Affiliates, and each of their respective directors, officers, employees and agents from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, incurred and (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or the Registration Statement, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made, in any case to the extent made in reliance upon and in conformity with written information furnished to the Company by the Holder for use in the Prospectus or Registration Statement or (ii) arising out of or based upon any failure of the Holders to comply with applicable Securities Laws or the U.S. Securities Act (other than any failure to comply with applicable Securities Laws or the U.S. Securities Act by the Company); provided that the Holder shall not be liable under this Section 3.2(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.2(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus or Registration Statement relating to a Demand Registration and/or Piggy Back Registration if the Company or any underwriter failed to send or deliver a copy of the Prospectus or the U.S. Prospectus, as applicable, to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus or U.S. Prospectus corrected such untrue statement or omission. Any amounts advanced by the Holder to an Indemnified Party pursuant to this Section 3.2(a) as a result of such losses shall be returned to the Holder if it is finally determined by a court of competent jurisdiction in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Holder.

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(b)	Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event shall the Holder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by the Holder; and (ii) the Holder’s proportionate share of any such liability based on the net sales proceeds actually received by the Holder and the aggregate net sales proceeds of the Distribution, except in the case of fraud or wilful misconduct by the Holder.

3.3	Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the damage or prejudice actually suffered by such delay in notification. The Indemnifying Party shall assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to the reasonable satisfaction of the Indemnified Party, and the payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or the Indemnifying Party shall not have employed counsel to take charge of the defence of such action or representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between such Indemnified Party and any other party represented by such counsel in such proceeding (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses shall be borne by the Indemnifying Party, provided, further, that the Indemnifying Party shall not be required to pay the expenses of more than one law firm in any applicable jurisdiction as counsel for all Indemnified Parties pursuant to this sentence. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnified Party shall settle any claim or litigation resulting therefrom without the prior written consent of the Indemnifying Party, not to be unreasonably withheld.

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3.4	Contribution

If the indemnification provided for in Section 3.1 or Section 3.2, as applicable, is unavailable to a party that would have been an Indemnified Party under Section 3.1 or Section 3.2, as applicable, in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement, omission or conduct which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable Securities Laws and/or fraudulent misrepresentation within the meaning of the U.S. Securities Act, as applicable, shall be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.4 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.4.

3.5	Holder is Trustee

The Company hereby acknowledges and agrees that, with respect to this Article 3, the Holder is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article 3. In this regard, the Holder shall act as trustee for such Indemnified Parties of the covenants of the Company under this Article 3 with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

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3.6	Company is Trustee

The Holder hereby acknowledges and agrees that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article 3. In this regard, the Company shall act as trustee for such Indemnified Parties of the covenants of the Holders under this Article 3 with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

4.	Restriction on Other Registration Rights

The Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of the Company’s securities that grants such holder or prospective holder rights to include securities of the Company in any Prospectus or Registration Statement, unless such rights are subordinated to the registration rights granted herein.